

14046167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8- 66912

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/13___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *River Bank Capital Securities* LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue, 12th Floor
_____
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Navins   (212) 871-7965
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
_____
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 3rd Floor   New York New York   10022
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __David M. Tanen__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Riverbank Capital Securities, Inc.__ , as of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Secretary and Director__
Title

_____
Notary Public

TERESA A. GARCIA-PENA
Notary Public, State of New York
No. 01GA6202098
Qualified in New York County
Commission Expires March 9, 20_17_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERBANK CAPITAL SECURITIES, INC.
SEC File Number: 8-66912

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION**

December 31, 2013

RIVERBANK CAPITAL SECURITIES, INC.
New York, New York

FINANCIAL STATEMENTS

December 31, 2013

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

    STATEMENT OF FINANCIAL CONDITION 3

    STATEMENT OF OPERATIONS 4

    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 5

    STATEMENT OF CASH FLOWS 6

    NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTARY INFORMATION

    COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED BY RULE
    15c3-1 AND 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION 14

    INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE
    17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION 15

 **Crowe Horwath.**


Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Stockholders
Riverbank Capital Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Riverbank Capital Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

- Continued -

1.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 14 is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 26, 2014

ASSETS

Cash and cash equivalents	$	27,040
Warrants receivable, at fair value		39,700
Securities owned, at fair value		19,900
Property and equipment, net of		
accumulated depreciation of $44,910		12,787
	$	99,427

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	15,239
Warrants payable, at fair value		39,700
Deferred income taxes		1,000
Due to related party		1,623
Total liabilities		57,562

Commitments and contingencies

Stockholders' equity

Common stock, $.001 par value; 100 shares		
authorized, 100 issued and outstanding		–
Additional paid-in capital		139,500
Retained earnings		(97,635)
Total stockholders' equity		41,865
	$	99,427

Revenue

Placement fee income	$	43,300
Unrealized depreciation on investments		(100,100)
Interest		5
		(56,795)

Expenses

Salaries, commissions and benefits		71,931
Professional fees		17,166
Rent and occupancy		5,965
Office expenses		12,041
Regulatory fees		16,108
Other operating expenses		522
Depreciation		12,811
		136,544

Loss before provision for income taxes		(193,339)
Provision for income taxes		(5,451)
Net loss	$	(187,888)

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
	Number of Shares	Amount			
Balance at January 1, 2013	75	$ -	$ 75,000	$ 90,253	$ 165,253
Capital contributions	25	-	64,500	-	64,500
Net loss, year ended December 31, 2013	-	-	-	(187,888)	(187,888)
Balance at December 31, 2013	100	$ -	$ 139,500	$ (97,635)	$ 41,865

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2013

Cash flows from operating activities		
Net loss	$	(187,888)
Adjustments to reconcile net loss to		
net cash used in operating activities		
Depreciation		12,811
Loss on disposal of assets		555
Unrealized depreciation on investments		100,100
Deferred income taxes		(4,700)
Changes in operating assets and liabilities		
Warrants receivable, at fair value		(43,300)
Prepayment to related party		4,601
Other assets		1,934
Accounts payable and accrued expenses		(5,473)
Warrants payable, at fair value		39,700
Due to related party		1,623
Net cash used in operating activities		(80,037)
Cash flows from financing activities		
Capital contributions		64,500
Net decrease in cash and cash equivalents		(15,537)
Cash and equivalents, beginning of the year		42,577
Cash and equivalents, end of the year	$	27,040
Supplemental disclosure of cash flow information		
Income taxes paid	$	1,425

NOTE 1 – ORGANIZATION AND BUSINESS ACTIVITIES

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from the requirement to make computations of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies that operate in the bio-technology industry. The Company operates from its shared office facility located in New York.

NOTE 2 – LIQUIDITY AND CAPITAL RESOURCES

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments that might result from the inability of the Company to continue as a going concern.

The Company's cash resources as of December 31, 2013 were approximately $27,040. Based on its resources as of December 31, 2013 and the current projected cost of operations, the Company believes that it has sufficient capital to fund its operations through approximately the end of March 2014.

While the Company continues to seek new sources of revenue, the Company is also evaluating other options, which may include a sale of the Company or sale of additional shares of common stock to new stockholders. If the Company is unable to consummate a sale or secure additional revenues, the Company may withdraw its broker-dealer registration and/or dissolve and terminate the business.

These factors raise substantial doubt about the Company's ability to continue as a going concern.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The fair value of investments is particularly subject to change in the near term.

Concentration of credit risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash.

- Continued -

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated or amortized over the shorter of the term of the lease or the estimated useful lives of the assets. The Company's assets are primarily computers, telephone equipment and leasehold improvements with estimated useful lives of between three and five years.

Securities owned

The Company's securities owned consist of warrants to purchase common stock which are carried at fair value. The fair value of the warrants is determined using the Black-Scholes Option-Pricing Model. The change in fair value of the securities owned is recognized in the statement of operations with transactions recorded on a trade-date basis. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Revenue recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned and no longer subject to negotiation or refund.

The Company's placement fees are typically payable in cash at or following the closing of a private placement. The Company's fees often include warrants to purchase a specified number of the issuer's securities. The Company uses the Black-Scholes Option Pricing Model to value the placement fee income paid in the issuer's warrants.

Commissions

Commission expense is recognized when the related revenue is earned and paid for providing the Company's clients with introductions to accredited investors. Commissions are paid after the Company's successful receipt, deposit, and availability of funds or warrants depending on form of revenue received.

Income taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax.

The Company accounts for New York City income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

- Continued -

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the individual stockholders and/or the Company. The Company's tax returns are open for inspection for the four years ended December 31, 2013.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.

The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes. The Company recognized no amounts for interest and penalties related to unrecognized tax benefits in 2013. In addition, the Company had no amounts accrued for interest and penalties as of December 31, 2013.

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company entered into an Office Services Agreement with a related party in which the related party provides office space, payroll, office and administrative services to the Company. The Company reimburses the related party for its share of such expenses. For the year ended December 31, 2013, reimbursable expenses amounted to $52,481. As of December 31, 2013, the Company had a payable to the related party in the amount of $1,623.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2013, the Company had net capital of $10,176, which exceeded its required minimum net capital of $5,000 by $5,176 and an aggregate indebtedness to net capital ratio of 5.91:1.

- Continued -

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2013.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company used the following methods and significant assumptions to estimate fair value:

Warrants and warrants receivable to acquire common stock

The fair value of warrants and warrants receivable held by and due to the Company has been estimated by management in the absence of a readily ascertainable market value (Level 3). As of December 31, 2013, the Company has determined, based upon the Black-Scholes Option Pricing Model, that the fair value of the warrants is $19,900 and the fair value of the warrants receivable is $39,700.

The fair value of level 3 securities are determined by the Company's Financial and Operations Principal (FINOP) using the Black-Scholes Option Pricing Model as described below. The FINOP reports to the Chief Compliance Officer (CCO), who is also one of the Company's principal shareholders. The CCO and an outside financial consultant review the fair values for reasonableness.

The following table presents the Company's fair value hierarchy for these assets measured at fair value on a recurring basis as of December 31, 2013:

	Fair Value December 31, 2013	Quoted Market Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Warrants to acquire common stock (1)	19,900	-	-	19,900
Warrants to acquire common stock receivable (1)	39,700	-	-	39,700
Total	$ 59,600	$ -	$ -	$ 59,600

(1) Bio-Technology Industry

- Continued -

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The assumptions used in the Black-Scholes Option Pricing Model for these warrants and warrants receivable are outlined below:

Term	3.9 to 4.4 Years
Volatility	75% to 90%
Strike price	$ 1.10 to $1.73
Share price	$0.70 to $ 1.32
Risk-free interest rate	1.37% to 1.75%

The Company's management used the following assumptions for the above Black-Scholes Option Pricing Model inputs: On the option grant date, the available third-party valuation or value as per most recent financing for determining the share price, the actual strike price of the warrant or warrant receivable, an expected volatility based on the average expected volatilities of a sampling of five companies with similar attributes to the warrants' common stock, including industry, stage of life cycle, size and financial leverage, an expected dividend rate of 0% based on historical trends for similar companies, a risk free interest rate based on the current U.S. Treasury 5-year Treasury Bill and an expected forfeiture rate of 0%.

Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

The following table provides a summary of changes in fair value of the Company's assets and liabilities measured using significant unobservable inputs (Level 3), as well as the portion of gains or losses included in income attributable to unrealized appreciation and depreciation that relate to those assets and liabilities held as of December 31, 2013:

	Warrants or Warrants Receivable to Acquire Common Stock
Balance at January 1, 2013	$ 116,400
Acquisitions	
Warrants receivable in connection with private placement	43,300
Total gains or losses	
Unrealized depreciation reflected in earnings pertaining to warrants still held at the reporting date	(100,100)
Balance at December 31, 2013	$ 59,600

NOTE 8 – STOCKHOLDERS' EQUITY

During 2013, in consideration for the aggregate investment of $64,500 from its existing stockholders, the Company agreed to issue 64.5 shares of its common stock. Such issuance would have exceeded the Company's authorized shares by 39.5 shares (the "Additional Shares"). Accordingly, the Company issued 25 shares in 2013, and agreed to issue the Additional Shares following an increase to the Company's authorized shares of common stock. On February 25, 2014, following stockholder approval, the Company's Certificate of Incorporation was amended to increase the authorized shares available for issuance to 1,000 shares and the Company issued the additional shares to the stockholders.

NOTE 9 – INCOME TAXES

The Company has no provision for income taxes for the year ended December 31, 2013, as the Company experience tax losses.

Temporary differences that give rise to deferred tax assets and liabilities consist of (i) unrealized gains and losses on warrants, (ii) accelerated depreciation on fixed assets, and (iii) organizational costs capitalized for income tax purposes. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets at December 31, 2013 are shown below.

	2013
Non-current deferred tax assets	
Net operating loss carry forwards	$ 22,060
Total deferred tax assets	22,060
Non-current deferred tax liability	
Depreciation and amortization	(700)
Total net deferred tax assets	21,360
Valuation allowance	(21,360)
Net deferred tax assets	$ -

The Company records a valuation allowance for temporary differences for which it is more likely than not that the Company will not receive future tax benefits. At December 31, 2013, the Company recorded a valuation allowance of $21,360, due to the uncertainty regarding the realization of such deferred tax assets, to offset the benefits of net operating losses generated during those years.

- Continued -

NOTE 10 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

Stockholders' equity	$	41,865
Plus allowable credits		
Deferred income taxes		1,000
Less non allowable assets		
Warrants - at fair value		(19,900)
Property and equipment, net		(12,787)
Total net capital before haircuts		10,178
Less haircuts on securities		
Money market funds		(2)
Net capital	$	10,176
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	5,176
Excess net capital at 1,000% (the lessor of net capital less 10% of aggregate indebtedness or 120% of minimum dollar capital requirement)	$	4,160
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	60,162
Ratio of aggregate indebtedness to net capital		5.91:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the unaudited FOCUS report Form X-17A-5 as of December 31, 2013.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule.

 **Crowe Horwath.**


Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders
Riverbank Capital Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Riverbank Capital Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- Continued -

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness; yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 26, 2014